Lincoln Private Jets

A membership-based subscription service for private jet travel. We serve our customers through a mix of proprietary technology, including a mobile app and human Dedicated Member Advisors to provide a seamless travel experience.


LINCOLN
PRIVATE JETS

Invest

$101.25 minimum investment

DEADLINE: November 21, 2022

in 2 months

SHARE PRICE
$1.35

TOTAL RAISED
$0

VALUATION
$48,903,750

4(a)(6) offering provided by Netcapital Funding Portal Inc.

OVERVIEW

Lincoln Private Jets is an innovative data and technology-driven travel solutions provider that connects consumers to safety-vetted and verified private aircraft. Our offerings consist of a suite of products and services, that include multi-tiered membership programs, on-demand flights across all private aircraft cabin categories, aircraft management, retail and wholesale charter, corporate flight solutions, special missions, signature events and experiences, and commercial travel benefits through our strategic partnerships.

We believe our diversified marketplace platform offers a solution for market participants, from aircraft and operators, to individual and corporate flyers across across a broad range of flight needs.

KEY HIGHLIGHTS

- **Personalization**: Lincoln Private Jets aims to make flying privately as personalized as possible with its concierge-based service and easy-to-use app.
- **Demand**: More people than ever are flying private, creating a need for flexible alternatives that deliver luxurious amenities.
- **Opportunity**: The boom in COVID-driven private aviation continues. Before the pandemic, only 10% of those with the means to travel privately did so.


A new way to travel
One membership. One app. Endless travel.
Available for iOS and Android
GET IT ON Google Play
Download on the App Store

PROBLEM

Charterting private jets is a difficult & problematic process

While the concept of private aviation revolves around flexibility and seamless travel, chartering a private flight can be a complicated process that's nearly inaccessible to those who haven't done so before. Moreover, many private outfits don't have transparent pricing and are plagued with inefficient practices and unreliable booking services.

Add to this flawed model, the apprehension that passengers have due to the pandemic and systemic staff shortages, and it's glaringly apparent that the private jet industry is in desperate need of an overhaul.

SOLUTION

Lincoln Private Jets aims to provide efficient booking & world-class concierge services

Lincoln Private Jets isn't just a world-class luxury airline, but one that is continuously delivering excellence. Our goal is to ensure our customers with the highest confidence that every facet of the company is of the highest caliber. Our operators are Argus Platinum Rated & Wingman Certified.

- **Argus Platinum Rated**: awarded to air charter operators who have demonstrated successful implementation of industry best safety practices relative to their operations and maintenance.
- **Wingman Certified**: an elite group who align their practices with professional international industry standards.

Passengers can rest easy that the best of the best are flying them to their destinations. Moreover, through our 3rd party network, members can choose from a vast amount of luxurious jets such as Bombardier 350 and 3500 models, just to name a few.

Our member advisors are trained concierge professionals, who will walk you through every step of the booking and traveling process. Our advisors pride themselves on their ability to meet our client's needs by building personal relationships with them. Their dedication to your comfort is an extension of our drive to give you the ideal travel experience. That said, if you feel like booking your own trip, take solace with the knowledge that our easy-to-use app was designed to make booking as simple as possible.

LINCOLN MEMBERSHIPS

DISCOVERY	FREEDOM	ENTERPRISE
Enjoy a luxury flight experience at a fraction of the cost by joining flights proposed by other Lincoln Private Jets members.	Provides versatile flying options to meet all your travel needs.	Guaranteed availability 24/7 to safety-vetted aircraft that suit any of your business needs.
Want to chat with other members about flights? The Social Circle is your one stop shop for all of your Lincoln Private Jets connections.	From private flights to shuttle flights and empty legs, you and 5 of your guests have guaranteed real-time availability on our elite aircraft.	With a dedicated Member Advisor and a 24/7 service team, you'll always have someone to help with any of your Lincoln Private Jets needs.
You will have access to your own personal member advisor who will guide you and up to 3 of your guests through your Lincoln Private Jets experience.	Countless opportunities for private travel and member benefits 24/7.	Private travel at your fingertips. Book last-minute trips for you and up to 8 guests, 24/7 aircraft availability, extraordinary service and exclusive lifestyle benefits.

BUSINESS MODEL

Our business model is based on a core set of products and services available to our customers. We plan to generate sales from membership (initiation and annual renewal fees), several categories of flight revenue, and ancillary services.

LINCOLN
PRIVATE JETS
FLYING INTO THE FUTURE

COMPANY SALES
CATEGORIES


30%
MEMBERSHIP
69%
FLIGHT REVENUE
1%
ANCILLARY PRODUCTS
& SERVICES

Note: Please be aware that these anticipated revenue breakdowns are projections of which the company believes may be achievable in the future. These forward looking statements are not guarantees of future performance and involve a high degree of known and unknown risks, uncertainties, assumptions, and other important factors, many of which are beyond the control of the Company and its management.

We believe that all sales activity will be driven using our proprietary App, which functions as a prospecting, quoting, and booking platform to arrange private jet travel with managed aircraft and third-party carriers. Users of our App can research and choose, secure, and pay for a flight in real-time. In addition, through our App, we plan to electronically and automatically correspond with operators of private jets who have posted their aircraft for hire, providing a much-expanded set of aircraft inventory, flight availability, and scheduling.


Members can expect transparent pricing, accessibility, efficient booking, and curated world-class member benefits.



Planed Revenue Structure:

Membership Revenue

We plan to generate membership revenue from initiation and annual renewal fees across our membership tiers: Discovery, Freedom, and Enterprise.

Flight Revenue

We plan to generate flight revenue by member usage (e.g., flight card hours), as well as individual seat sales from various Deals programs. We believe that the majority of activity would be driven through the use of our App.

Aircraft Management Revenue

For any aircraft that come under Lincoln's control, certain aircraft management fees may be generated such as: monthly management fees charged to aircraft owners, recovery of owner incurred expenses, including maintenance coordination, cabin crew and pilots, and recharging of certain incurred aircraft operating costs such as maintenance, fuel, landing fees and parking.

Membership Model

We plan to provide private aviation services through our innovative membership program and under three membership tiers: Discovery, Freedom, and Enterprise. These tiers are designed to address a demographic variety of private aviation consumers — from those with occasional usage to the most frequent of flyers. Each program requires Members to pay an initiation fee and annual dues, then providing access to an exclusive and growing fleet of premier-class owned *(signed LOI with Bombardier for the acquisition of initial company-owned aircraft)*, leased, managed, and third-party aircraft. Our membership model offers a simple approach to private flying with less complexity and lower up-front cost compared to traditional competitive private aviation programs.

Included in our Freedom and Enterprise tier levels, Members would be able to receive guaranteed aircraft availability through both the Lincoln Private Jets Elite Fleet, and our On-Demand fleet — on all aircraft types, on short notice, and with price protection through capped hourly rates on the busiest industry days. In addition to their initiation fee and annual dues, members pay for their flights based on a fixed quoted amount generated at the time of booking. Depending on membership type and method of payment, the cost of a flight is generally either dynamically priced by our proprietary pricing engine, manually priced, or based on a capped hourly rate. This approach provides qualifying Members with price protection on our busiest, high-demand days. For trips that are charged based on a capped hourly rate, the cost of the trip is calculated by multiplying the applicable capped hourly rate (based on plane type) by the estimated flight and taxi time with minimum flight hours for each plane type.

Prepayment for Flights

We plan to enable Freedom and Enterprise tier Members can prepay for future flights with the purchase of a Jet Card ("Fund Program".) A Fund Program is a pre-purchased amount of dollar-denominated credits that can be applied to future costs incurred by members, including flight services, annual dues, and other incidental costs such as catering and ground transportation.

The Lincoln Private Jets aircraft fleet is anticipated to grow through a mix of targeted capital investments, industry relationships, and future transactions. In We believe that in the future this will allow us to aggregate a large and diverse fleet of owned, leased, managed, and third-party operator aircraft.

Our owned *(signed LOI)* and leased aircraft operate as a "floating fleet," meaning that they do not necessarily return to a home base. We believe this allows us to keep our aircraft positioned to most efficiently address our member flight requests, ensuring broad geographic coverage with the fleet and minimizing costly repositioning flights.

Managed Aircraft

Our managed fleet is planed to includes Super-Midsize and Large Cabin jets. Under the terms of our management agreement with Jet Aviation, managed fleet aircraft may generally be used to fulfill Lincoln Private Jets Member flights in addition to use by the aircraft owners. In our model aircraft owners would typically pay us a monthly management fee for services, including pilots, flight operations, aircraft maintenance oversight and other administrative costs.

When a non-owned or managed aircraft is utilized for a Lincoln Private Jets Member flight, our goal would be for the owner of the aircraft to receive either a revenue share or a fixed hourly rate for all hours as payment.

On-Demand Fleet

Through our 3rd party network, we aim to have aircraft in all private aircraft cabin classes through our network of safety-vetted and verified third-party operators. Participation in our On-Demand Fleet program would require aircraft operators to meet our thorough and stringent safety standard requirements for aircraft, crew, and operations, specifics of which are documented in our program audit manual. After an initial audit and certification, aircraft operators would be required to recertify every two years.

Under the terms of our On-Demand Fleet agreements, our plan for approved third-party operators would be to provide service to our Members subject to continued compliance with our flight standards. We aim to contract with operators to participate in our On-Demand Fleet for periods ranging from a single flight up to two years with compensation to the operator based on the cabin class or other unique characteristics of the aircraft.

Aircraft Utilization

In addition to servicing members and third-party charter clients, we believe our initial company-owned aircraft *(signed LOI for acquisition)* could be positioned to be available to address unexpected cancellations or delays on brokered charters. Unlike most of our brokerage competitors, as well as many business jet management companies which require owner approval before their aircraft can be used for third party charter, we believe maintaining a fleet of readily available aircraft to backfill third-party charter services provides more reliability and will be an attractive selling point for potential clients. We believe that Jet Aviation may also be able to provide substitute aircraft at competitive rates in periods of excess demand for our aircraft.

We believe our strategy of combining, in our searchable instant booking platform, the availability of private jet carriers, our own fleet, and assets of private jet owners, allows all parties to leverage and monetize underutilized flight time and seats; thus, increasing operational efficiencies.

MARKET

Over the past 30 years, the market for private jet travel has transformed significantly. First, the model of full aircraft ownership transformed into fractional ownership with companies such as NetJets. This was followed by operators offering jet cards and on-demand service through their fleet of aircraft. The latest iteration of private jet travel provides even more flexibility by providing an on-demand service to travelers while leveraging the flight availability of one or more third party carriers. The result of this transformation is a highly segmented industry with numerous market participants offering varying levels of ownership. However, even with the above evolution:


LINCOLN
PRIVATE JETS
FLYING INTO THE FUTURE
PRIVATE AVIATION
MARKET
$24B
2020
$29B
2023
$32B
2025
$37B
2028

Source: Statista

- Private aviation exceeded $24 billion of economic activity during 2020 and is expected to grow over $37 billion by 2028.
- 90% of individuals or families with between $1 million and $10 million of net worth do not fly private.
- On average, private jets sit idle for over 97% of the time.

- Outdated technology does not efficiently connect interested parties with accurate information.
- Flight prices are opaque and seeking details requires significant customer effort and industry knowledge.

TRACTION

Lincoln Private Jets (the "App")

- Launched our booking platform, which is available on the iOS App store & Google Play.
- The App functions as a prospecting, quoting, and booking platform to arrange private jet travel with third-party carriers. Users can research and choose, secure, and pay for a flight in real-time.
- Proprietary scheduling system *(Lincoln-owned or leased aircraft, our "Elite Fleet" offering)*
- Electronic & automatic capabilities to correspond with operators of private jets who have posted their aircraft for hire, providing a much-expanded set of aircraft inventory, flight availability, and scheduling.
- Electronic payments — currently accepting payments for flight via debit card, wire, ACH, and credit card.

Bombardier Agreement

- Signed a Letter of Intent ("LOI") with Bombardier for the acquisition of initial company-owned aircraft as part of a multi-aircraft deal for the challenger 3500 (the "aircraft").
- Additional jet deliveries are anticipated to be spaced out based on membership demand over the course of several years.
- We intend to finance the purchase of these aircraft through a capital lease facility that we are currently negotiating.
- Delivery of our first aircraft would only occur following our finalization of financing agreements.

Jet Aviation Agreement

- Entered into an Executive Aircraft Management and Charter Services Agreement with Jet Aviation Flight Services, Inc. ("JAFS" and "Jet Aviation") pursuant to which Jet Aviation has agreed to provide for the management, operation, and maintenance of our aircraft.

TEAM



Barry Cohen

CEO & Board Chairman

Since 2007, Barry has brokered private aircraft, managed A-list client relationships, and daily operations, while equally being involved in financing, acquisition, and fractional ownership. Previously with Blue Star Jets and Universal Jets, Barry crafted his expertise in ultra-long-range aircraft, allowing him to generate $1.1B dollars in charter revenue booking pro athletes and entertainers, making him the perfect leader for Lincoln Private Jets.



Arthur Bernstein

Board Director

Mr. Bernstein is an insurance specialist with Richard S. Bernstein & Associates Inc., specializing in individual life and health insurance and employee benefit analysis. He is also a specialist in group business development. Mr. Bernstein is a television and movie award winning producer, writer, actor and director including a number of productions: Walt Before Mickey, Swing State, Brawler and New Life. Mr. Bernstein is also developing television shows. Mr. Bernstein directed us commercials and used to work for Happy Madison at Sony Studios for Adam Sandler's company. Mr. Bernstein is Senior Advisor to Evolution Metals, a metal mining company and specialty chemicals company that is committed to establishing a secure and reliable supply chain for critical minerals including rare earths. Mr. Bernstein holds a Bachelor of Arts in Motion Picture and Theater Production with a minor in Marketing from the University of Miami.



Jonathan Ball

Board Director

Jonathan Ball is the founder, portfolio manager, trader and analyst for Intrinsic Asset, LLC. Intrinsic Asset was founded and registered with FINRA in September 2016. Mr. Ball graduated from the University of Arizona in 2004 with a degree in Economics. His first job was as the chief financial officer of a private family company that collected tuition for private schools with $15 million in revenue. At that firm, he constructed a laddered bond portfolio to meet the funding needs of the schools, while increasing profitability for the firm. In 2005, he formed a registered investment advisor, JMB Capital, as a trading partnership for a few limited partners. The partnership closed in 2007. He formed another partnership in 2011 for one year. Mr. Ball has traded his personal funds from 2012 until founding Intrinsic Asset, LLC.

OPPORTUNITY

It's time to bring private aviation into the modern era

Lincoln Private Jets exists with the goal to transform the industry by implementing proprietary technology that shows you real time pricing and availability. With our deep understanding of differentiating automations and human connection, we believe there is an opportunity to disrupt a billion dollar industry. We believe we have the leadership, services, and fleet to aid in the transformation of a multibillion dollar industry that is rapidly growing.



USE OF PROCEEDS

If the offering's maximum amount of $1,999,999 is raised:

Use	Value	% of Proceeds
Compensation for Managers	$350,000	17.5%
Marketing	$601,999	30.1%
Research & Development	$400,000	20.0%
Technology Tooling & Software	$55,000	2.8%
Communications Expenses	$40,000	2.0%
Office Expenses	$60,000	3.0%
Rent and Utilities	$185,000	9.3%
Legal Fees	$50,000	2.5%
Insurance	$60,000	3.0%
Professional Fees	$100,000	5.0%
Intermediary fees	$98,000	4.9%

TERMS

This is an offering of Common Stock, under registration exemption 4(a)(6), in Lincoln Aerospace Holdings, Inc. , doing business as Lincoln Private Jets. This offering must raise at least $10,000 by November 21, 2022 at 11:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. Lincoln Private Jets may issue additional securities to raise up to $1,999,999, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

37,706,481 shares
× $1.35 per share

$50,903,749 implied valuation

FINANCIALS

Lincoln Private Jets' official name is Lincoln Aerospace Holdings, Inc. , so that's the name that appears in the statements below.

These financial statements have been audited by an independent Certified Public Accountant.

CPA audit report

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- LinkedIn
- Twitter
- Facebook

UPDATES

Sep 19, 2022 • Primary offering of 1,481,481 shares at $1.35

ASK A QUESTION

Proofread your comment before submitting: once it's posted, you can't edit or delete it. For the fastest help with the web site, email help@netcapital.com instead of commenting.

Type your question or comment here

Post

hello@netcapital.com
+1 (617)-231-9270